UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2014

Commission File Number 001-36125

ABENGOA, S.A.

(Exact name of registrant as specified in its charter)

Not applicable

(Translation of registrant’s name into English)

Campus Palmas Altas

C/ Energía Solar 1

41014, Seville, Spain

Tel: +34 954 93 71 11

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7): ☐

ABENGOA

Comisión Nacional del Mercado de Valores

Edison, 4

28006  – Madrid

October, 1, 2014

Abengoa, S.A. (the “Company”), in compliance with the provisions of article 82 of Act 24/1988, of 28 July, on the Securities Market (“Ley del Mercado de Valores”), hereby notifies the National Securities Market Commission (“Comisión Nacional del Mercado de Valores”) the following

Relevant Fact

The Company announces that has signed an agreement to refinance its long-term debt by taking out a new syndicated loan, revolving mode, amounting to approximately 1.400m euros maturing in 2019, which is divided into two tranches: a tranche A, designed to amortize the existing syndicated loan, which is repaid in full, and a tranche B, to finance the promotion, development and construction of concession projects of Abengoa

The new funding extends the maturity of its debt in more than four years and reduces the financial cost of the same (100 basic points until the end of the year and 125 basis points from 2015, with the possibility of further improvement in case of a rise in rating of society by agencies) covering corporate financing needs until 2016.

The operation was led by Banco Santander, HSBC, Societe Generale, Bank of America, Bankia, CaixaBank, Citigroup, Credit Agricole, Natixis, Banco Popular and Banco Sabadell, who have acted as coordinators and ‘book-runners’ operation .

Daniel Alaminos Echarri

Secretary of the Board of Directors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABENGOA, S.A.

Date: September 30, 2014	By:	/s/ Daniel Alaminos Echarri
Name: Daniel Alaminos Echarri
Title: General Secretary